TripAdvisor, Inc.

141 Needham Street

Newton, MA 02464

April 16, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs, Assistant Director

RE:	TripAdvisor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 11, 2014

File No. 001-35362

Dear Ms. Jacobs:

TripAdvisor, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the U.S Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated April 8, 2014, regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Comment Letter”). The Comment Letter requests that the Company respond within ten (10) business days from the date thereof or to inform the Staff of when the Company would provide a response. The Company respectfully requests an extension until May 9, 2014 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than May 9, 2014.

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 795-7764. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Linda C. Frazier
Linda C. Frazier Vice President and Associate General Counsel

Cc:	Julie M.B. Bradley